Direct Number: 212-326-3437
rkosnik@jonesday.com

[Jones Day Letterhead]

November 10, 2005

VIA HAND DELIVERY AND EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Re:                             Masisa S.A.
Amendment No. 2 to the Registration Statement on Form F-1
Filed October 24, 2005
File No. 333-128694

Dear Ms. Long:

Masisa S.A. (the “Company”) today filed by EDGAR Amendment No. 3 to its Registration Statement on Form F-1, originally filed on September 29, 2005 and amended on October 13 and October 24, 2005 (the “F-1 ADS Registration Statement”).  Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated November 2, 2005, with respect to the F-1 ADS Registration Statement.  Capitalized terms used in this letter without definition have the meanings specified in the F-1 ADS Registration Statement.  Please note that page references in the staff’s original comment letter have changed due to the revisions made in response to the staff’s comments.  Accordingly, page references contained in the responses below to comments on Amendment No. 2 to the F-1 ADS Registration Statement are to the enclosed marked copies of Amendment No. 3 to the F-1 ADS Registration Statement.  For your convenience, we have repeated below in italics the staff’s comments immediately prior to the responses of the Company.

Summary, page 1

1.                                       We read your response to comment eight of our letter dated October 17, 2005.  Please disclose this response in your filing.

In response to the staff’s comment, we have revised our disclosure on pages 11, 153 and 198.

JONES DAY

Ms. Pamela A. Long
November 10, 2005

Principal Shareholders, page 162

2.                                       We read your response to comment 30 of our letter dated October 17, 2005 and reissue the comment.  In this regard, we note that it appears that VIVA Finance controls each of the selling security holders.  Please use Rule 13d-3 by analogy to make the determination.

In response to the staff’s comment, we have revised our disclosure on page 168.  As discussed with the staff by telephone on November 3, 2005, there are two individuals that may be deemed to have voting or investment power with respect to the shares of Masisa common stock held by the selling stockholders.  Those two individuals are Stephan Schmidheiny, as Settlor of the VIVA Trust, and Roberto Artavia Loria, as Protector of the Viva Trust.  Disclosure regarding the extent to which the Settlor and Protector may exercise control over the selling stockholders is included on pages 167 and 168.

Material Chilean Tax Consequences, page 185

3.                                       We note the disclosure in the first bullet of the fourth paragraph that the opinion is based on the laws in effect on the date of the registration statement.  The legal opinion must speak through the effective date of your registration statement.  Please revise accordingly.

In response to the staff’s comment, we have revised our disclosure on page 189.

Underwriting, page 192

4.                                       We read your response to comment 39 of our letter dated October 17, 2005.  Please revise the invitation to potential syndicate members to require them to confirm that there have been no material changes to their procedures since they were approved by the staff.

In response to the staff’s comment, J.P. Morgan Securities Inc. has informed the Company that it will revise its invitation to other underwriters as follows:

By accepting an allocation from us you will be deemed to be representing to us that either: (1) you are not making an on-line distribution; or (2) if you are making an on-line distribution, you are following procedures for on-line distributions previously reviewed by the Securities and Exchange Commission, the Securities and Exchange Commission raised no objections to the procedures reviewed, and there have been no material changes to your procedures since they were approved by the Securities and Exchange Commission.

JONES DAY

Ms. Pamela A. Long
November 10, 2005

Please do not hesitate to call me (212-326-3437) or Charles T. Haag (202-879-3468) in our Washington office if you wish to discuss this amendment.

Sincerely,

/s/ Richard M. Kosnik
Richard M. Kosnik

cc:           Enrique Cibié
                Chief Executive Officer
                Masisa S.A.